August 24, 2010

VIA U.S. MAIL AND FACSIMILE

Ms. Kristin Ives
Stradley, Ronon, Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103

> Re: Templeton Capital Accumulator Fund
> N-8F Deregistration Application
> File No. 811-06198

Dear Ms. Ives:

We have reviewed the above-referenced application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, to approve the deregistration of the registrant due to its merger into the Templeton Growth Fund, Inc. Based on our review of the initial application filed on August 11, 2010, we have the following comments:

Application

- We note from your response to Item 26 of Form N-8F that the Templeton Growth Fund, Inc. filed post-effective amendment no. 1 to Form N-14 (File No. 333-122049) with the SEC on July 2, 2010. Please indicate in correspondence to the Staff the reason for the large gap between the date of Reorganization (May 20, 2005, per response to Item 16) and the date of the N-14 filing. Please also note, for future reference, that a Registrant should continue making all required filings, including those on Form N-SAR, until a deregistration order has been issued.

- In response to Item 18 of Form N-8F, the registrant states that all of its assets were distributed to the fund's shareholders. However, the last NSAR filing made on July 20, 2005 reflects net assets in the amount of $726,094. Please file a final NSAR showing zero assets consistent with the response given to Item 18. Also, in correspondence to the Staff disclose how the $726,094 was distributed.

After filing the final NSAR, please file an amended application updating the response provided in Item 16 of Form N-8F to reflect the date of this final NSAR filing. If you believe that no change is necessary in response to the comment, please state the basis for the opinion in correspondence filed with the SEC and addressed to my attention.

Please note that if we receive no response within 60 days of this letter, the application will be placed on inactive status. Inactive status does not prejudice your application, but an amendment to an inactive application does not receive priority over previously filed applications. *See* Investment Company Act Release No. 14492 (April 30, 1985).

If you have any questions, please call me at (202) 551-6758.

Sincerely,

Michelle Roberts
Staff Attorney
Office of Insurance Products

cc: Joyce Pickholz, Branch Chief